

WEINSTEIN INTERNATIONAL

C.P.A.

Dear Mr. Robert Choiniere.

We hereby consent the filling of the quarterly financials of Ameri Metro Inc. for the period ended January 31, 2021.

Sincerely,

/S/ Weinstein International CPA

March 15, 2021